1049 Camino Dos Rios
Thousand Oaks, CA 91360
Phone: 805.373.4545
Fax:    805.373.4450
August 8, 2008
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-7010
Attention: John Cash, Accounting Branch Chief

Re:	Teledyne Technologies Incorporated
Form 10-K for year ended December 30, 2007
Filed February 28, 2008
File #1-15295
Dear Mr. Cash:
     Teledyne Technologies Incorporated (“the Company”) hereby responds to the comment letter dated July 22, 2008, related to the above-referenced filing, as follows. The SEC staff comment is repeated for reference, followed by the Company’s response.
Form 10-K for the fiscal year ended December 30, 2007
Note 3. Business Acquisitions, Goodwill and Intangible Assets, page 79
1.	We note your response to our prior comment one. The disclosure on page 44 of your 2007 10-K of the maximum redemption amount of your cash obligation does not address how you considered the requirements of ASR 268 and EITF Topic D-98 in determining whether you should include the minority interest shares of Ocean Design, Inc. yet to be acquired on your balance sheet and adjusting the shares to their appropriate redemption value at each reporting date. As previously requested, please provide us with a specific and comprehensive discussion of how you considered the requirements of ASR 268 and EITF Topic D-98. In this regard, it appears to us that it is probable that the minority shares will become redeemable. Therefore, please specifically address paragraph 16 of EITF Topic D-98 in your discussion of how you considered measuring the redemption value of the minority shares. We note your statement that the share purchase price is based on a formula. Please further explain how this formula is calculated. In addition, please specifically address what consideration you have to paragraph 19 of EITF Topic D-98 in determining the impact on your earnings per share calculation.

We also note your statement that in the future you will consider reporting the minority interest liability and the related increase to goodwill. Please clarify for us

Securities and Exchange Commission
August 8, 2008
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why you believe the increase should be reflected in goodwill and tell us what specific accounting literature you referenced.

To the extent that you believe this arrangement in not material to your financial statements, please provide us with a comprehensive discussion regarding how you considered all of the relevant quantitative and qualitative factors during the historical periods in which the minority shares were outstanding. Reference SAB 99 and SAB 108.
RESPONSE:
In responding to your comments, we took the opportunity to reconsider all aspects of the previous accounting in order to answer more fully the staff’s questions and clarify past responses. We have discussed this matter with Ernst & Young LLP, our independent registered public accounting firm, and their National Office and they concur with our response.
Requirements of ASR 268 and EITF Topic D-98 (“Topic D-98”) and share purchase price formula
We accounted for the initial majority acquisition of Ocean Design, Inc., (“ODI”) following Accounting Research Bulletin (“ARB”) No. 51. The initial acquisition and subsequent share purchases were accounted for on a step-by-step basis under ARB No. 51. Since all assets were initially reported at fair value (as further discussed below), as subsequent share purchases were made, we both increased goodwill and decreased the minority interest account balance to reflect the portion of minority interest purchased.
The accounting for the acquisition was in accordance with ARB No. 51, with the exception that assets were recognized at 100% of fair value rather than recognizing only our majority-owned percent of those assets in the financial statements, which resulted in an immaterial impact to the financial statements in each reporting period since the acquisition. For example, as of October 1, 2006, we established the intangible assets at a fair value of $11.9 million and we recognized the entire amount in the balance sheet instead of only our 51% of the $11.9 million or $6.1 million. As a result, in the third quarter of 2006, we also recognized amortization on 100% of the related intangible asset, resulting in amortization expense of $0.7 million instead of our 51% of the $0.7 million, or $0.4 million. Other than the intangible assets the only other accounts affected by this accounting treatment were the step-up to fair value for fixed assets and inventory. As of October 1, 2006, fixed assets were stepped-up $0.1 million and inventory was stepped-up $0.3 million. The offset to the change to intangible assets, fixed assets, inventory and the minority interest account is goodwill. The related materiality analysis for each of our balance sheets and income statements since October 1, 2006 is provided in the attached Exhibit. In addition, the accounting for subsequent purchases of minority interest shares is discussed further herein.

Securities and Exchange Commission
August 8, 2008
Page 3 of 5 pages

As the basis for reporting the future redemption obligation, we considered the guidance in ASR 268 as further discussed in Topic D-98. We first measured the value of the outstanding obligation to purchase the minority interest shares. Following the end of a given quarter, the value of the common stock of ODI is obtained by dividing the Equity Value of ODI by the fully diluted common shares of ODI. The Equity Value for ODI is derived from a formula-determined Enterprise Value for ODI. Specifically, the price per common share is based on the sum of ODI’s last twelve month’s EBITDA multiplied by a factor of nine (“Enterprise Value”), plus ODI’s cash on hand, less ODI’s outstanding debt, plus proceeds from ODI’s outstanding options, the sum (“Equity Value”) of which is divided by the total number of fully diluted common shares. The share price formula contained in our acquisition agreement was negotiated with the sellers, and we believe is based on a widely accepted valuation methodology of determining Enterprise Value via a fixed multiple of trailing twelve months EBITDA. We believed at the time, and continue to believe, that the Enterprise Value formula (i.e. nine times last twelve month’s EBITDA) reasonably approximated fair value. Since 2004, Teledyne has completed 18 middle market acquisitions, including nine transactions (including ODI) within or adjacent to ODI’s market. Based on our experience, as well as available general middle market transaction data, we believe that nine times EBITDA has reasonably approximated fair value for the shares of ODI since the initial acquisition in 2006 and in subsequent periods. In our desire to provide full and transparent disclosure, we believed it was important to disclose this outstanding obligation in the Management’s Discussion and Analysis of Financial Condition and Results of Operation (“MD&A”) of our 2006 Form 10-K and 2007 Form 10-K.
Based on our view that the redemption price for the minority interest was in essence fair value, we further considered the authoritative literature, noting two key considerations. First, Topic D-98 as it existed at the time of the acquisition did not explicitly include redeemable minority interests in its scope, although it also did not necessarily exclude shares of subsidiaries either. However, we read the guidance in Topic D-98 to focus generally on redeemable instruments, including common shares, of the reporting entity. Second, the guidance in Topic D-98 related to common stock redeemable at fair value indicated that there would not be an effect on earnings per share. In combination, it was not clear what affect Topic D-98 would or should have on redeemable minority interests, but given the guidance on fair value redemptions, it was clear the accounting as described above would not affect reported financial performance results. As a result, we believed that disclosure of the redemption amount was appropriate and transparent financial reporting.
In light of the recent revisions to Topic D-98 in March 2008 (“amended Topic D-98”), it appears that the SEC staff would historically accept that disclosure only is acceptable if the redemption obligation reasonably approximates fair value, consistent with our previous financial reporting. We believe the future redemption obligation reasonably approximates fair value at the time of the initial majority acquisition and still reasonably approximates fair value and that our disclosure of the obligation has been appropriate. We acknowledge the additional guidance in amended Topic D-98 on transition in

Securities and Exchange Commission
August 8, 2008
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paragraph 41, including footnote 14, on the adoption of Statement of Financial Accounting Standards No. 160 (“FASB 160”), Noncontrolling Interests in Consolidated Financial Statements. This matter will be impacted by the adoption of FASB 160, and the Company is in the process of determining the impact of adoption of FASB 160 effective with our next fiscal year starting December 29, 2008.
Paragraph 16 of Topic D-98 consideration
Paragraph 16 of Topic D-98 states that if it is probable that the security will become redeemable a company may select from two applicable accounting methods. In this situation we measured changes in the redemption value to reflect fair value, as determined by the formula as a proxy for fair value, at the end of each reporting period and disclosed this in our MD&A in the Form 10-K. The amount disclosed in our Form 10-K was based on the formula-determined share purchase price to purchase all the shares held by the remaining minority ODI stockholders.
Paragraph 19 of Topic D-98 consideration
Paragraph 19 of Topic D-98 requires that to the extent holders of redeemable common stock have a contractual right of redemption for an amount that is other than fair value, then that consideration or change to the redemption obligation should be treated as a charge to retained earnings and reflected in earnings per share under the two-class method. We believe as discussed above that the initial as well as all subsequent valuations of shares held by minority ODI stockholders reasonably approximates fair value. Therefore we believe the guidance under Paragraph 19 of Topic D-98 is not applicable in this case.
Increase to Goodwill
We have followed the guidance from Statement of Financial Accounting Standards No. 141, Business Combinations (“FASB 141”), and have allocated the cost of each subsequent redemption of minority shares to the fair value of the acquired tangible and intangible assets and liabilities assumed, with the residual assigned to goodwill. There was no incremental allocation to the fair value of the assets acquired due to our application of ARB 51, as discussed above. Given that we do not believe the value of the acquired assets would have increased materially from the initial application of consolidation accounting at the acquisition, we do not believe that, for a given interim redemption of minority shares, the effect on amounts allocated to goodwill would be materially different.
Materiality
The initial acquisition of shares of ODI in August 2006 resulted in the Company having a 51% ownership of ODI. By December 31, 2006 we had acquired 61% of ODI. In fiscal year 2007 we acquired an additional 1% and ended the year at a 62% ownership of ODI. To date in fiscal year 2008 we have acquired 22% and have an 84% ownership of ODI. The remaining shares will be purchased by the third quarter of 2009.

Securities and Exchange Commission
August 8, 2008
Page 5 of 5 pages

The impact to the financial statements for the misapplication of the step acquisition accounting under ARB No. 51 by consolidating 100% of the fair values of ODI rather than only the Company’s ownership percentage is immaterial. The attached Exhibit shows the impact for each reporting period from October 1, 2006 through June 29, 2008 under the guidance of SAB 99 and SAB 108.
     The Company hereby acknowledges that: (a) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions regarding this response letter, please contact the undersigned at 805 373-4611 or, in my absence, Susan L. Main, Vice President and Controller of the Company, at 805 373-4720.

Sincerely,
/S/ DALE A. SCHNITTJER

Dale A. Schnittjer
Senior Vice President and Chief Financial Officer

cc:
Steven Cohn, E&Y LLP
Greg Faucette, E&Y LLP
Niki Krutop, E&Y LLP
Enclosed:      Exhibit

Exhibit

Purpose
To evaluate and document the materiality of the misapplication of ARB No. 51 under the guidance of SAB 99 and SAB 108.
Methodology
•	For each applicable reporting period the condensed balance sheet and income statement as previously reported and as would have been reported if the company properly applied step acquisition accounting under ARB No. 51 are provided

•	We considered all relevant circumstances including both quantitative and qualitative factors in assessing the materiality of the misapplication

•	We quantified and evaluated the misapplication using both the rollover and the iron curtain approaches
See the detailed analysis provided in this Exhibit.
Conclusion
In conclusion, the misstatement is deemed immaterial as it would not have impacted the demonstrated volatility of the price of our common stock or result in a significant positive or negative market reaction. Also, we believe the misstatement did not materially affect earnings, a trend in earnings or other trends or financial measures as follows:
•	the misstatement did not hide a failure to meet analysts’ consensus expectations for the misstatement did not change a loss into income or vice versa

•	the misstatement did not affect our compliance with regulatory requirements

•	the misstatement did not affect our compliance with loan covenants or other contractual requirements

•	the misstatement did not have the effect of increasing management’s compensation

•	the misstatement did not involve concealment of an unlawful transaction

•	the misstatement minimally impacted a significant segment, yet not in a manner that affects future profitability and other trends
Additionally, the quantitative analysis using the rollover or the iron curtain approaches did not identify any material impact to our financial reporting.

Exhibit

Qualitative Factors	Year to Date and/or Quarterly Reporting Period Affected
	September	December	March	June	September	December	March	June
Managements Considerations Regarding the Misstatement	2006	2006	2007	2007	2007	2007	2008	2008
Whether the misstatement masks a change in earnings or other trends	No	No	No	No	No	No	No	No
Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise	No	No	No	No	No	No	No	No
Whether the misstatement changes a loss into income or vice versa	No	No	No	No	No	No	No	No
Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Whether the misstatement affects the registrant’s compliance with regulatory requirements	No	No	No	No	No	No	No	No
Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements	No	No	No	No	No	No	No	No
Whether the misstatement has the effect of increasing management’s compensation — for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation	No	No	No	No	No	No	No	No
Whether the misstatement involves concealment of an unlawful transaction	No	No	No	No	No	No	No	No
Legend: Condition present, Yes or No.

Exhibit

(in millions, except per share amounts)
	October 1, 2006			December 31, 2006
Balance Sheet	As Reported	Correction	As Revised	As Reported	Correction	As Revised

Assets
Total current assets	$468.5	$(0.1)	$468.4	$446.8	$—	$446.8
Net property, plant and equipment	171.5	—	171.5	164.8	—	164.8
Goodwill	301.7	4.6	306.3	313.6	5.4	319.0
Acquired intangibles, net	70.8	(4.3)	66.5	69.4	(5.1)	64.3
Other assets	67.3	—	67.3	66.8	—	66.8

Total Assets	$1,079.8	$0.2	$1,080.0	$1,061.4	$0.3	$1,061.7

Liabilities and Stockholders’ Equity
Total current liabilities	$247.9	$0.1	$248.0	$230.4	$0.2	$230.6
Minority Interest	4.9	—	4.9	5.7	—	5.7
Other long term liabilities	413.4	—	413.4	393.5	(0.1)	393.4

Total liabilities	666.2	0.1	666.3	629.6	0.1	629.7
Total Stockholders’ Equity	413.6	0.1	413.7	431.8	0.2	432.0

Total Liabilities and Stockholders’ Equity	$1,079.8	$0.2	$1,080.0	$1,061.4	$0.3	$1,061.7

	Nine months ended October 1, 2006			Twelve months ended December 31, 2006
Income Statement	As Reported	Correction	As Revised	As Reported	Correction	As Revised

Sales	$1,041.9	$—	$1,041.9	$1,433.2	$—	$1,433.2
Total costs and expenses	950.0	(0.3)	949.7	1,308.1	(0.4)	1,307.7

Operating profit	91.9	0.3	92.2	125.1	0.4	125.5
Other income and expense	0.7	(0.1)	0.6	(3.4)	(0.1)	(3.5)

Earnings before taxes	92.6	0.2	92.8	121.7	0.3	122.0
Provision income and other taxes	31.2	0.1	31.3	41.4	0.1	41.5

Net Income	$61.4	$0.1	$61.5	$80.3	$0.2	$80.5

Diluted Earnings Per Share	$1.74		$1.74	$2.26		$2.26

	Three months ended October 1, 2006			Three months ended December 31, 2006
Income Statement	As Reported	Correction	As Revised	As Reported	Correction	As Revised

Sales	$363.6	$—	$363.6	$391.3	$—	$391.3
Total costs and expenses	331.5	(0.3)	331.2	358.1	(0.1)	358.0

Operating profit	32.1	0.3	32.4	33.2	(0.1)	33.3
Other income and expense	(1.1)	(0.1)	(1.2)	(4.1)	—	(4.1)

Earnings before taxes	31.0	0.2	31.2	29.1	0.1	29.2
Provision income and other taxes	8.4	0.1	8.5	10.2	—	10.2

Net Income	$22.6	$0.1	$22.7	$18.9	$0.1	$19.0

Diluted Earnings Per Share	$0.63		$0.63	$0.52		$0.52

	Amount of			Amount of
Quantitative Factors	Correction	Basis	Percentage	Correction	Basis	Percentage

Quarter
% of Total Assets	$0.2	$1,079.8	0.0%	$0.3	$1,061.4	0.0%
% of Net Income	$0.1	$22.6	0.4%	$0.1	$18.9	0.0%

Year to Date
% of Total Assets	$0.3	$1,079.8	0.0%	$0.3	$1,061.4	0.0%
% of Net Income	$0.1	$61.4	0.2%	$0.2	$80.3	0.1%

Inception to Date
% of Net Income				$0.2	$80.3	0.2%

Quantitative Impact			de minimis			de minimis

Exhibit

(in millions, except per share amounts)
	April 1, 2007			July 1, 2007
Balance Sheet	As Reported	Correction	As Revised	As Reported	Correction	As Revised

Assets
Total current assets	$476.8	$—	$476.8	$486.7	$—	$486.7
Net property, plant and equipment	171.4	(0.1)	171.3	174.3	—	174.3
Goodwill	345.7	5.4	351.1	351.5	5.4	356.9
Acquired intangibles, net	63.7	(4.9)	58.8	63.0	(4.7)	58.3
Other assets	68.1	—	68.1	77.6	—	77.6

Total Assets	$1,125.7	$0.4	$1,126.1	$1,153.1	$0.7	$1,153.8

Liabilities and Stockholders’ Equity
Total current liabilities	$252.4	$0.2	$252.6	$265.9	$0.4	$266.3
Minority Interest	6.4	(0.1)	6.3	7.3	—	7.3
Other long term liabilities	409.2	—	409.2	391.7	—	391.7

Total liabilities	668.0	0.1	668.1	664.9	0.1	665.3
Total Stockholders’ Equity	457.7	0.3	458.0	488.2	0.3	488.5

Total Liabilities and Stockholders’ Equity	$1,125.7	$0.4	$1,126.1	$1,153.1	$0.7	$1,153.8

	Three months ended April 1, 2007			Six months ended July 1, 2007
Income Statement	As Reported	Correction	As Revised	As Reported	Correction	As Revised

Sales	$385.6	$—	$385.6	$785.9	$—	$785.9
Total costs and expenses	348.7	(0.2)	348.5	705.4	(0.3)	705.1

Operating profit	36.9	0.2	37.1	80.5	0.4	80.8
Other income and expense	(4.0)	—	(4.0)	(8.2)	(0.1)	(8.3)

Earnings before taxes	32.9	0.2	33.1	72.3	0.2	72.5
Provision income and other taxes	12.4	0.1	12.5	27.5	0.1	27.6

Net Income	$20.5	$0.1	$20.6	$44.8	$0.1	$44.9

Diluted Earnings Per Share	$0.57		$0.57	$1.24		$1.25

				Three months ended July 1, 2007
Income Statement				As Reported	Correction	As Revised

Sales				$400.3	$—	$400.3
Total costs and expenses				356.7	(0.1)	356.6

Operating profit				43.6	0.1	43.7
Other income and expense				(4.2)	(0.1)	(4.3)

Earnings before taxes				39.4	—	39.4
Provision income and other taxes				15.1	—	15.1

Net Income				$24.3	$—	$24.3

Diluted Earnings Per Share				$0.67		$0.67

	Amount of			Amount of
Quantitative Factors	Correction	Basis	Percentage	Correction	Basis	Percentage

Quarter
% of Total Assets	$0.4	$1,125.7	0.0%	$0.7	$1,153.1	0.1%
% of Net Income	$0.1	$20.5	0.5%	$—	$24.3	0.0%

Year to Date
% of Total Assets	$0.4	$1,125.7	0.0%	$0.7	$1,153.1	0.1%
% of Net Income	$0.1	$20.5	0.5%	$0.1	$44.8	0.2%

Inception to Date
% of Net Income	$0.3	$100.8	0.3%	$0.3	$125.1	0.2%

Quantitative Impact			de minimis			de minimis

Exhibit

(in millions, except per share amounts)
	September 30, 2007			December 30, 2007
Balance Sheet	As Reported	Correction	As Revised	As Reported	Correction	As Revised

Assets
Total current assets	$484.8	$—	$484.8	$476.7	$—	$476.7
Net property, plant and equipment	175.1	—	175.1	177.2	—	177.2
Goodwill	350.6	5.4	356.0	351.6	5.4	357.0
Acquired intangibles, net	61.2	(4.6)	56.6	61.7	(4.4)	57.3
Other assets	78.8	—	78.8	92.2	—	92.2

Total Assets	$1,150.5	$0.8	$1,151.3	$1,159.4	$1.0	$1,160.4

Liabilities and Stockholders’ Equity
Total current liabilities	$273.1	$0.4	$273.5	$263.0	$0.4	$263.4
Minority Interest	8.2	—	8.2	8.9	0.1	9.0
Other long term liabilities	350.8	—	350.8	357.3	—	357.3

Total liabilities	632.1	0.4	632.5	629.2	0.5	629.7
Total Stockholders’ Equity	518.4	0.4	518.8	530.2	0.5	530.7

Total Liabilities and Stockholders’ Equity	$1,150.5	$0.8	$1,151.3	$1,159.4	$1.0	$1,160.4

	Nine months ended September 30, 2007			Twelve months ended December 30, 2007
Income Statement	As Reported	Correction	As Revised	As Reported	Correction	As Revised

Sales	$1,194.8	$—	$1,194.8	$1,622.3	$—	$1,622.3
Total costs and expenses	1,074.3	(0.5)	1,073.8	1,460.0	(0.7)	1,459.3

Operating profit	120.5	0.5	121.0	162.3	0.7	163.0
Other income and expense	(11.2)	(0.1)	(11.3)	(13.0)	(0.2)	(13.2)

Earnings before taxes	109.3	0.4	109.7	149.3	0.5	149.8
Provision income and other taxes	37.4	0.2	37.6	50.8	0.2	51.0

Net Income	$71.9	$0.2	$72.1	$98.5	$0.3	$98.8

Diluted Earnings Per Share	$1.99		$2.00	$2.72		$2.73

	Three months ended September 30, 2007			Three months ended December 30, 2007
Income Statement	As Reported	Correction	As Revised	As Reported	Correction	As Revised

Sales	$408.9	$—	$408.9	$427.5	$—	$427.5
Total costs and expenses	368.9	(0.2)	368.7	385.7	(0.2)	385.5

Operating profit	40.0	0.2	40.2	41.8	0.2	42.0
Other income and expense	(3.0)	—	(3.0)	(1.8)	(0.1)	(1.9)

Earnings before taxes	37.0	0.2	37.2	40.0	0.1	40.1
Provision income and other taxes	9.9	0.1	10.0	13.4	—	13.4

Net Income	$27.1	$0.1	$27.2	$26.6	$0.1	$26.7

Diluted Earnings Per Share	$0.75		$0.75	$0.73		$0.73

	Amount of			Amount of
Quantitative Factors	Correction	Basis	Percentage	Correction	Basis	Percentage

Quarter
% of Total Assets	$0.8	$1,150.5	0.1%	$1.0	$1,159.4	0.1%
% of Net Income	$—	$27.1	0.0%	$0.1	$26.6	0.4%

Year to Date
% of Total Assets	$0.8	$1,150.5	0.1%	$1.0	$1,159.4	0.1%
% of Net Income	$0.2	$71.9	0.3%	$0.3	$98.5	0.3%

Inception to Date
% of Net Income	$0.4	$152.2	0.3%	$0.5	$178.8	0.3%

Quantitative Impact			de minimis			de minimis

Exhibit

(in millions, except per share amounts)
	March 30, 2008			June 29, 2008
Balance Sheet	As Reported	Correction	As Revised	As Reported	Correction	As Revised

Assets
Total current assets	$560.0	$—	$560.0	$561.5	$—	$561.5
Net property, plant and equipment	187.2	—	187.2	188.8	—	188.8
Goodwill	450.3	5.4	455.7	465.1	2.2	467.3
Acquired intangibles, net	97.4	(4.3)	93.1	108.9	(1.0)	107.9
Other assets	86.7	—	86.7	85.0	—	85.0

Total Assets	$1,381.6	$1.1	$1,382.7	$1,409.3	$1.2	$1,410.5

Liabilities and Stockholders’ Equity
Total current liabilities	$284.6	$0.5	$285.1	$279.1	$0.5	$279.6
Minority Interest	9.9	—	9.9	5.0	—	5.0
Other long term liabilities	522.1	—	522.1	520.2	—	520.2

Total liabilities	816.6	0.5	817.1	804.3	0.5	804.8
Total Stockholders’ Equity	565.0	0.6	565.1	605.0	0.7	605.7

Total Liabilities and Stockholders’ Equity	$1,381.6	$1.1	$1,382.7	$1,409.3	$1.2	$1,410.5

	Three months ended March 30, 2008			Six months ended June 29, 2008
Income Statement	As Reported	Correction	As Revised	As Reported	Correction	As Revised

Sales	$451.8	$—	$451.8	$930.6	$—	$930.6
Total costs and expenses	404.1	(0.2)	403.9	827.1	(0.3)	826.8

Operating profit	47.7	0.2	47.9	103.5	0.3	103.8
Other income and expense	(4.2)		(4.2)	(6.7)	(0.1)	(6.8)

Earnings before taxes	43.5	0.2	43.7	96.8	0.2	97.0
Provision income and other taxes	15.6	0.1	15.7	36.3	0.1	36.4

Net Income	$27.9	$0.1	$28.0	$60.5	$0.1	$60.6

Diluted Earnings Per Share	$0.77		$0.77	$1.66		$1.66

				Three months ended June 29, 2008
Income Statement				As Reported	Correction	As Revised

Sales				$478.8	$—	$478.8
Total costs and expenses				423.0	(0.1)	422.9

Operating profit				55.8	0.1	55.9
Other income and expense				(2.5)	(0.1)	(2.6)

Earnings before taxes				53.3	—	53.3
Provision income and other taxes				20.7	—	20.7

Net Income				$32.6	$— (a)	$32.6

Diluted Earnings Per Share				$0.89		$0.89

	Amount of			Amount of
Quantitative Factors	Correction	Basis	Percentage	Correction	Basis	Percentage

Quarter
% of Total Assets	$1.1	$1,381.6	0.1%	$1.2	$1,409.3	0.1%
% of Net Income	$0.1	$27.9	0.4%	$—	$32.6	0.0%

Year to Date
% of Total Assets	$1.1	$1,381.6	0.1%	$1.2	$1,409.3	0.1%
% of Net Income	$0.1	$27.9	0.4%	$0.1	$60.5	0.2%

Inception to Date
% of Net Income	$0.6	$206.7	0.3%	$0.7	$239.3	0.3%

Quantitative Impact			de minimis			de minimis

(a)	Impact on net income was less than $0.1 million due to rounding.